WOODSIDE
AUSTRALIAN ENERGY

03 FEB 25 AM 7:21

5 February 2003

03007386

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to the Otway partners agreeing on commercial terms for joint development, lodged with the Australian Stock Exchange on 5 February 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 3/18

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 5 February 2002
12:00pm (WST)

OTWAY PARTNERS AGREE COMMERCIAL TERMS FOR JOINT DEVELOPMENT

Joint venturers in the Geographe and Thylacine gas discoveries in Victoria's offshore Otway Basin have agreed commercial arrangements aimed at a joint development of the fields.

The two joint ventures, covering Geographe in VIC/P43 and Thylacine in T/30P, have been aligned to form one joint venture, thereby allowing pooling of Geographe and Thylacine reserves and for the joint development and sharing of infrastructure.

Woodside, previously operator of both permits, will continue as operator of the new joint venture. Equity interests in the permits following the agreement are:

Companies	Pre-agreement (%)		Post-agreement (%)
	VIC/P43	T/30P	VIC/P43 and T/30P
Woodside Energy Ltd.	55	50	51.55
Origin Energy Resources Limited	30	30	29.75
Benaris International N.V.	0	20	12.7
CalEnergy Gas (Australia) Limited	15	0	6

Otway Development Manager, Woodside's Bruce Steenson, said the decision was an important step in realising a significant growth opportunity and paved the way for development of the two fields.

It also allowed the venturers to move towards the selection of a development concept in Q2 2003. A final investment decision by the venturers is expected in the first half of 2004.

"This is a major step forward for the project and will enable the team to work towards a single development proposal for the two fields under one joint venture," Mr Steenson said.

The agreement also ends proceedings in the Supreme Court of Tasmania between Origin, Benaris and Woodside over inter-party rights and obligations in T/30P.

For more information on the development please visit www.otway.woodside.com.au

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